Exhibit 4.3

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

CONVERTIBLE PROMISSORY NOTE

Maximum Amount: $10,000,000.00	March 12, 2024 (the “Issue Date”)
CN-06	Palo Alto, California

For value received Theia Therapeutics, Inc., a Delaware corporation (“Company”), promises to pay to Samsara BioCapital, L.P. or its assigns (“Holder”) the principal sum of up to $10,000,000.00 (the “Maximum Amount”) or such lesser sum as from time to time shall have been advanced to the Company by the Holder as set forth on a schedule attached hereto as Exhibit A (“Advances”), provided that the Holder (i) shall make an initial Advance as of the date hereof in the principal amount of $5,000,000.00, and (ii) may make, in the Holder’s sole discretion, one subsequent Advance after the date hereof, in the principal amount of $5,000,000.00, with simple interest on the outstanding principal amount at the rate of 10.0% per annum. Simple interest shall commence on the date hereof with respect to the initial Advance and on the date of the subsequent Advance with respect to such Advance and shall continue on the outstanding principal until paid in full or converted in accordance with this note (the “Note”). Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. This Note is issued as part of a series of similar notes (each a “Note” and collectively, the “Notes”) to be issued on or before May 31, 2024 to certain holders of preferred stock of the Company (collectively, the “Holders”). This Note is subject to the following terms and conditions:

1. Maturity.

(a) Repayment. Unless converted or repaid (as applicable) as provided in Sections 1(b), 2 or 3, all outstanding principal and any accrued but unpaid interest under this Note (the “Conversion Amount”) shall be due and payable upon demand of the Holders holding Notes representing a majority of the outstanding principal amount of indebtedness represented by all Notes (the “Majority in Interest”) any time on or after the 12-month anniversary of the Issue Date (the “Maturity Date”). Interest shall accrue on this Note and shall be due and payable with each installment of principal. Notwithstanding the foregoing, at the option and upon the declaration of the Majority in Interest and upon written notice to the Company, the entire Conversion Amount shall become due and payable upon an Event of Default. An “Event of Default” shall occur if (i) the Company fails to pay any and all unpaid principal, accrued interest and all other amounts owing under the Notes when due and payable pursuant to the terms of the Notes; (ii) the Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any general assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; (iii) an involuntary petition is filed against the Company (unless such petition is dismissed or discharged within seventy-five (75) days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company; or (iv) the Company breaches any material term of the Notes (unless such material breach is cured within thirty (30) days of such breach).

(b) Conversion. In the event that neither a Qualified Financing nor a Change of Control (each as defined below) has been consummated on or before the Maturity Date, or at any time at the Majority in Interest’s option, the Majority in Interest may elect to convert the Conversion Amount into shares of the Company’s Common Stock, $0.00001 per share (“Common Stock”) at a price per share equal to the Series B-2 Conversion Price (as defined in the Amended and Restated Certificate of Incorporation of the Company) then in effect, rounded down to the nearest whole share.

2. Conversion upon a Qualified Financing.

(a) Automatic Conversion. Concurrently with the closing of a Qualified Financing (as defined below) on or before the Maturity Date, the Conversion Amount shall be converted into shares of the Preferred Stock of the Company issued by the Company in the Qualified Financing. “Qualified Financing” means the first issuance of Preferred Stock by the Company following the date hereof in a single transaction or a series of related transactions (i) yielding gross proceeds to the Company of at least $10,000,000 (excluding (1) conversion of the Note and any other convertible notes or convertible securities issued by the Company and then outstanding and (2) aggregate gross proceeds to the Company yielded by any cash investment by Samsara BioCapital, L.P. or any of its affiliates), or (ii) designated in writing by Samsara BioCapital, L.P. as a “Qualified Financing”.

(b) Terms of Conversion.

(i) Upon conversion of the Note pursuant to this Section 2, the total number of shares of Preferred Stock to be issued to the Holder shall be equal to the quotient obtained by dividing the Conversion Amount by the Conversion Price, rounded down to the nearest whole share. The “Conversion Price” means eighty percent (80.0%) of the Qualified Financing Price Per Share.

The term “Qualified Financing Price Per Share” means the price per share paid for each share of Preferred Stock purchased by the investors in the Qualified Financing (other than through the conversion the Note or any other convertible notes).

(ii) Upon the conversion of the Note pursuant to this Section 2, the Holder hereby agrees to execute and deliver to the Company all transaction documents related to the Qualified Financing, including a purchase agreement and other ancillary agreements, with customary representations and warranties and transfer restrictions (including a lock-up agreement in connection with an initial public offering). The issuance of Preferred Stock upon such conversion shall be upon the terms and subject to the conditions applicable to the Qualified Financing and the Company’s Amended and Restated Certificate of Incorporation and Bylaws and such other corporate governing documents, as determined by the Company in its sole discretion.

3. Change of Control. In the event of a Change of Control (as defined below) prior to repayment of the Note in full pursuant to Section 1(a) or conversion of the Note pursuant to Sections 1(b) or 2, immediately prior to such Change of Control, the Conversion Amount shall, at the Majority in Interest’s option, either (x) convert into shares of Series B-2 Preferred Stock (as defined in the Amended and Restated Certificate of Incorporation of the Company) at a conversion price per share equal to 100% of the total aggregate consideration to be paid for each share of the Company’s capital stock on an as-converted to Common Stock basis (including any earn-out amounts) as determined by the Board of Directors in its sole discretion or (y) become immediately due and payable immediately prior to the closing of such Change of Control, senior in preference to any payment in respect of any equity of the Company, at the rate of two times (2X) the Conversion Amount. The term “Change of Control” means (i) a sale of all or substantially all of the Company’s assets other than to an Excluded Entity (as defined below), (ii) a merger, consolidation or business combination transaction of the Company with or into another corporation, limited liability company or other entity other than an Excluded Entity, in each case pursuant to which stockholders of the Company prior to such merger, consolidation or business combination transaction own less than fifty percent (50%) of the voting interests in the surviving or resulting entity, or (iii) the consummation of a transaction, or series of related transactions, in which any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of all of the Company’s then outstanding voting securities. Notwithstanding the foregoing, a transaction shall not constitute a Change of Control if its purpose is to (A) change the jurisdiction of the Company’s incorporation, (B) create a holding company that will be owned in substantially the same proportions by the persons who hold the Company’s securities immediately before such transaction, or (C) obtain funding for the Company in a financing that is approved by the Company’s Board of Directors. An “Excluded Entity” means a corporation or other entity of which the holders of voting capital stock of the Company outstanding immediately prior to such transaction are the direct or indirect holders of voting securities representing at least a majority of the votes entitled to be cast by all of such corporation’s or other entity’s voting securities outstanding immediately after such transaction.

4. Mechanics and Effect of Conversion.

(a) Effectiveness of Conversion. Upon conversion of this Note, the Company will be forever released from all of its obligations and liabilities under this Note with regard to that portion of the principal amount and accrued interest being converted, including without limitation the obligation to pay such portion of the principal amount and accrued interest. Any interest accrued on this Note that is not simultaneously converted into such equity securities by reason of such conversion shall be repaid upon demand by the Holder. Upon conversion of this Note, the Company shall take all such actions as are necessary in order to ensure that the capital stock issuable with respect to such conversion shall be validly issued, fully paid and nonassessable.

(b) Issuance of Certificates. Upon conversion of this Note, the Holder shall surrender this Note, duly endorsed, at the principal offices of the Company or any transfer agent of the Company. At its expense, the Company shall, as soon as practicable thereafter, issue and deliver to such Holder, at such principal office, a certificate or certificates for the number of shares to which such Holder is entitled upon such conversion, together with any other securities and property to which the Holder is entitled upon such conversion under the terms of this Note, including a check payable to the Holder for any cash amounts payable as described herein.

(c) Fractional Shares. No fractional shares of the Company’s capital stock will be issued upon conversion of this Note. If any fractional share of capital stock would, except for the provisions hereof, be deliverable upon conversion of this Note, the Company, in lieu of delivering such fractional share, shall pay an amount equal to the value of such fractional share, as determined by the per share conversion price used to effect such conversion.

5. Payment; Prepayment. All payments shall be made in lawful money of the United States of America at such place as the Holder hereof may from time to time designate in writing to the Company. Payment shall be credited first to the accrued interest then due and payable and the remainder shall be applied to principal. The Company may prepay this Note with the written consent of the Majority in Interest.

6. Transfer; Successors and Assigns. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the Company and the Holder. Notwithstanding the foregoing, the Holder may not assign, pledge, or otherwise transfer this Note without the prior written consent of the Company. Subject to the preceding sentence, this Note may be transferred only upon surrender of the original Note for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, a new note for the same principal amount and interest will be issued to, and registered in the name of, the transferee. Interest and principal are payable only to the registered holder of this Note.

7. Governing Law. This Note and all acts and transactions pursuant hereto and the rights and obligations of the Company and the Holder shall be governed, construed and interpreted in accordance with the laws of the State of California, without giving effect to principles of conflicts of law.

8. Notices. Any notice required or permitted by this Note shall be in writing and shall be deemed sufficient when delivered personally or by overnight courier or sent by email or fax (upon customary confirmation of receipt), or forty-eight (48) hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party’s address or fax number as set forth on the signature page, as subsequently modified by written notice, or if no address is specified on the signature page, at the most recent address set forth in the Company’s books and records.

9. Amendments and Waivers. Any term of this Note may be amended only with the written consent of the Company and the Majority in Interest; provided, however, that any such amendment or waiver that applies to or affects any Holder in any manner different than such amendment or waiver applies to or affects other Holders shall require the written consent of the Holders representing a majority of the outstanding principal amount of indebtedness represented by all Notes held by such Holders that are so differently affected; provided, further, that any such amendment or waiver that alters the principal amount or interest rate of this Note or the repayment thereof or amends or waives the observation of any provision that entitles the Holder to make election or determination with respect to this Note shall require the prior written consent of the Holder. Any amendment or waiver effected in accordance with this Section 9 shall be binding upon the Company, the Holder and each transferee of any Note.

10. Entire Agreement. This Note constitutes the entire agreement between the Company and the Holder pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the Company and the Holder are expressly canceled.

11. Counterparts. This Note may be executed in any number of counterparts, each of which will be deemed to be an original and all of which together will constitute a single agreement.

12. Action to Collect on Note. If action is instituted to collect on this Note, the Company promises to pay all costs and expenses, including reasonable attorney’s fees, incurred in connection with such action.

13. Stockholders, Officers and Directors Not Liable. In no event shall any, stockholder, officer or director of the Company be liable for any amounts due or payable pursuant to this Note.

14. Loss of Note. Upon receipt by the Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Note or any Note exchanged for it, and indemnity satisfactory to the Company (in case of loss, theft or destruction) or surrender and cancellation of such Note (in the case of mutilation), the Company will make and deliver in lieu of such Note a new Note of like tenor.

15. Interest Rate Limitation. Notwithstanding anything to the contrary contained in this Note, the interest paid or agreed to be paid under this Note shall not exceed the maximum rate of non-usurious interest permitted by applicable law (the “Maximum Rate”). If the Holder shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal remaining owed under this Note or, if it exceeds such unpaid principal, refunded to the Company. In determining whether the interest contracted for, charged, or received by the Holder exceeds the Maximum Rate, the Holder may, to the extent permitted by applicable law, (i) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (ii) exclude voluntary prepayments and the effects thereof, and (iii) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of this Note.

16. Advances. The Holder is authorized to set forth on a schedule attached hereto as Exhibit A: (a) the principal amount and date of each Advance and (b) the principal amount and date of each repayment in respect of such Advance. All entries made by the Holder on such Exhibit A in good faith shall be conclusive and binding on the Company absent manifest error.

IN WITNESS WHEREOF, the Company has caused this Convertible Promissory Note to be executed as of the date first above written.

THEIA THERAPEUTICS, INC.

By:	/s/ Andrew Oxtoby
Name: Andrew Oxtoby
Title: Chief Executive Officer

ACCEPTED AND AGREED:

SAMSARA BIOCAPITAL, L.P.

By: Samsara BioCapital GP, LLC,
General Partner

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing General Partner

Address:	628 Middlefield Road
Palo Alto, CA 94301

Exhibit A

Amount of Principal Advanced	Date of Advance
$5,000,000.00	March 12, 2024
$5,000,000.00	May 28, 2024

Amount of Principal Repaid	Date of Repayment